UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Emmis Communications Corporation
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
6.25% Series A Cumulative Convertible Preferred Stock
(Title of Class of Securities)
291525103
291525202
(CUSIP Number)
Jacob D. Smith
General Counsel
Luther King Capital Management Corporation
301 Commerce Street, Suite 1600
Fort Worth, Texas 76102
(817) 332-3235
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS LKCM Private Discipline Master Fund SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		100,000 — Preferred Stock 243,961 — Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000 — Preferred Stock 243,961 — Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 — Preferred Stock 243,961 — Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6% — Preferred Stock 0.7% — Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS LKCM Private Discipline Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		100,000 — Preferred Stock 243,961 — Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000 — Preferred Stock 243,961 — Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 — Preferred Stock 243,961 — Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6% — Preferred Stock 0.7% — Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS LKCM Alternative Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		100,000 — Preferred Stock 243,961 — Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000 — Preferred Stock 243,961 — Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 — Preferred Stock 243,961 — Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6% — Preferred Stock 0.7% — Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS Luther King Capital Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		100,000 — Preferred Stock 243,961 — Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000 — Preferred Stock 243,961 — Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 — Preferred Stock 243,961 — Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6% — Preferred Stock 0.7% — Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, CO

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS J. Luther King, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		100,000 — Preferred Stock 243,961 — Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000 — Preferred Stock 243,961 — Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 — Preferred Stock 243,961 — Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6% — Preferred Stock 0.7% — Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS J. Bryan King

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		100,000 — Preferred Stock 243,961 — Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000 — Preferred Stock 243,961 — Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000 — Preferred Stock 243,961 — Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6% — Preferred Stock 0.7% — Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	291525103
Item 1. Security and Issuer
This Schedule 13D relates to the 6.25% Series A Cumulative Convertible Preferred Stock (“Preferred Stock”) and Class A Common Stock, par value $0.01 per share (“Common Stock”), of Emmis Communications Corporation, an Indiana corporation (the “Company”). The address of the principal executive offices of the Company is One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, Indiana 46204.
Item 2. Identity and Background
(a) The names of the persons filing this Schedule 13D are LKCM Private Discipline Master Fund SPC, a Cayman Islands segregated portfolio company (“Master Fund”), LKCM Private Discipline Management, L.P., a Delaware limited partnership (“PD Management”), LKCM Alternative Management, LLC, a Delaware limited liability company (“PD Alternative”), Luther King Capital Management Corporation, a Delaware corporation (“LKCM”), J. Luther King, Jr. and J. Bryan King. Master Fund, PD Management, PD Alternative, LKCM, J. Luther King, Jr. and J. Bryan King are collectively referred to herein as the “Reporting Persons.”
(b) The principal business address of Master Fund is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, and the principal business address of the other Reporting Persons is 301 Commerce Street, Suite 1600, Fort Worth, Texas 76102.
(c) Master Fund is the record and beneficial owner of the shares of Preferred Stock and Common Stock reported herein. PD Management owns all of the outstanding management shares of Master Fund. PD Alternative is the general partner of PD Management. LKCM is the investment manager for Master Fund. J. Luther King, Jr. is the controlling shareholder of LKCM, and J. Luther King, Jr. and J. Bryan King are controlling members of PD Alternative. The principal business of Master Fund is purchasing, holding, and selling securities for investment purposes, and the principal business of the other Reporting Persons is investment management.
(d) and (e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
(f) Master Fund is organized under the laws of the Cayman Islands. PD Management, PD Alternative, and LKCM are organized under the laws of Delaware. J. Luther King, Jr. and J. Bryan King are citizens of the United States.
Item 3. Source and Amount of Funds or Other Consideration
Master Fund acquired 100,000 shares of Preferred Stock in open market transactions for an aggregate purchase price of approximately $105,000 using working capital.
Item 4. Purpose of Transaction
The Reporting Person is aware that on May 25, 2010, the Company executed an agreement and plan of merger (the “Merger Agreement”), that if consummated would result in the Company being taken private by Jeffrey H. Smulyan, the Company’s Chairman, Chief Executive Officer and President. The Merger Agreement provides for a series of transactions, including (a) a cash tender offer for the Company’s Class A Common Stock, (b) an offer to exchange (the “Exchange Offer”) all outstanding Preferred Shares for new 12% PIK Senior Subordinated Notes due 2017, and (c) a solicitation of proxies to amend certain terms of the Preferred Shares (such amendments or any other amendment or amendments that adversely affect the rights or preferences of the holders of Preferred Shares, whether or not proposed in connection with the Merger Agreement are referred to herein as the “Proposed Amendments”). Adoption of the Proposed Amendments described in the Merger Agreement requires the affirmative vote of holders of at least 2/3 of the outstanding Preferred Shares, voting as a separate class.

CUSIP No.	291525103
On July 9, 2010, Double Diamond Partners LLC, Zazove Aggressive Growth Fund, L.P., R2 Investments, LDC, DJD Group LLC, Third Point LLC, the Radoff Family Foundation, Bradley L. Radoff, and LKCM Private Discipline Master Fund, SPC (collectively, the “Locked-Up Holders”) entered into a written lock-up agreement (the “Lock-Up Agreement”) pursuant to which, among other things, each of them agreed, subject to certain exceptions, to: (1) vote or cause to be voted any and all of its Preferred Shares against the Proposed Amendments; (2) restrict dispositions of Preferred Shares; (3) not enter into any agreement, arrangement or understanding with any person for the purpose of holding, voting or disposing of any securities of the Company, or derivative instruments with respect to securities of the Company; (4) consult with each other prior to making any public announcement concerning the Company; and (5) share certain expenses incurred in connection with their investment in the Preferred Shares, in each case during the term of the Lock-Up Agreement. As a result of the Lock-Up Agreement, the Locked-Up Holders may be deemed to have formed a group within the meaning of Rule 13d-5(b) under the Act. The description of the Lock-Up Agreement in this Schedule 13D is qualified in its entirety by reference to full text of the Lock-Up Agreement, a copy of which is filed herewith as an Exhibit and is hereby incorporated herein by reference.
The Reporting Person acquired and continues to hold the Preferred Shares reported herein for investment purposes. The Reporting Person may from time to time engage the Company, its representatives or other relevant parties in discussions regarding the Exchange Offer, the Proposed Amendments and other related matters relevant to the Reporting Person’s investment in the Issuer, and may discuss with such parties alternatives to such Exchange Offer and Proposed Amendments. Depending on market conditions and other factors that the Reporting Person may deem material to its investment decisions, the Reporting Person may sell all or a portion of its shares, or may purchase additional securities of the Issuer, on the open market or in a private transaction, in each case as permitted by the Lock-up Agreement. Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.
Item 5. Interest in Securities of the Issuer
(a) As of July 9, 2010, the Reporting Persons may be deemed to beneficially own (i) 100,000 shares of Preferred Stock (which represents approximately 3.6% of the outstanding Preferred Stock based upon information contained in the Company’s Quarterly Report on Form 10-Q for the period ended May 31, 2010) and (ii) 243,961 shares of Common Stock issuable upon conversion of the shares of Preferred Stock reported in clause (i) above (which represents approximately 0.7% of the outstanding Common Stock based upon information contained in the Company’s Quarterly Report on Form 10-Q for the period ended May 31, 2010).
(b) Master Fund, PD Management, PD Alternative, LKCM, J. Luther King, Jr. and J. Bryan King have sole voting power and dispositive power over the shares of Preferred Stock and Common Stock reported herein.
(c) During the past sixty days, Master Fund effected the following sales of shares of Common Stock in open market transactions.

Date	Shares	Price
6/1/2010	17,142	$2.29
6/3/2010	14,739	$2.29
6/4/2010	1,012,209	$2.2704
6/14/2010	100,000	$2.28
6/16/2010	78,100	$2.28
6/17/2010	71,900	$2.28
6/18/2010	128,964	$2.2636
6/18/2010	14,100	$2.263
6/21/2010	15,490	$2.27
6/21/2010	11,700	$2.27
6/22/2010	164,498	$2.2577
6/22/2010	1,300	$2.27
6/23/2010	122,455	$2.26
6/24/2010	300	$2.26
6/24/2010	10,599	$2.2502
6/25/2010	725	$2.25
6/28/2010	2,476	$2.25
6/29/2010	12,846	$2.20
6/30/2010	100	$2.20
7/1/2010	72,700	$2.20
7/2/2010	288	$2.20
7/6/2010	66,000	$2.2042
7/6/2010	150,000	$2.20
7/6/2010	113,573	$2.2131
7/7/2010	346,084	$2.20

CUSIP No.	291525103
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Preferred Stock ranks senior to the Common Stock and has a preference on liquidation equal to $50 per share. Shares of Preferred Stock may be converted into shares of Common Stock at any time at a conversion price of $20.495 per share, subject to adjustment from time to time. The foregoing is qualified in its entirety by reference to the rights, terms, and provisions of the Preferred Stock set forth in the Second Amended and Restated Articles of Incorporation of the Issuer incorporated by reference as Exhibit 3.
Item 7. Material to Be Filed as Exhibits

Exhibit 1	Lock-Up Agreement, dated July 9, 2010, by and among LKCM Private Discipline Master Fund, SPC and the other parties thereto

Exhibit 2	Joint Filing Agreement, dated July 15, 2010, by and among the Reporting Persons.

Exhibit 3	Second Amended and Restated Articles of Incorporation of the Issuer (Exhibit 3.1 to the Company’s Form 10-K for the year ended February 28, 2006 and incorporated by reference herein).

CUSIP No.	291525103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 15, 2010

LKCM Private Discipline Master Fund SPC
By:	LKCM Private Discipline Management, L.P., its general partner
By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, Vice President

LKCM Private Discipline Management, L.P.
By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, Vice President

LKCM Alternative Management, LLC
By:	/s/ J. Bryan King
J. Bryan King, Vice President

Luther King Capital Management Corporation
By:	/s/ J. Bryan King
J. Bryan King, Principal and Vice President

/s/ J. Bryan King
J. Bryan King

/s/ J. Luther King, Jr.
J. Luther King, Jr.